

Mail Stop 7010

December 12, 2006

Mr. Rick Dobson
Chief Financial Officer
Novelis Inc.
3399 Peachtree Road NE, Suite 1500
Atlanta, Georgia 30326

> **RE:** **Form 10-K for the Fiscal Year ended December 31, 2005**
> **Forms 10-Q for the Fiscal Quarters ended March 31, 2006, June 30,**
> **2006 and September 30, 2006**
> **File No. 1-32312**

Dear Mr. Dobson:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2005</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 20</u>

1. You disclosed the existence of metal price ceilings in your contracts under
   Business Outlook for 2006. You also disclosed that you expected to incur a net
   loss in 2006 in part due to metal price ceilings that prevent you from passing
   increases in your raw material prices to your consumers. Please enhance your
   management's discussion and analysis by disclosing the following:

   - The average duration of contracts with metal price ceilings in 2004 and
     2005.
   - The mechanism and or index used to determine the metal price ceiling
     amount.
   - The minimum and maximum sales contractually subject to metal price
     ceilings in 2006, 2007 and beyond.
   - Your expectation of aluminum raw material price trends on a short-term
     and long-term basis.
   - Your expected losses on contracts with price ceilings in 2006, 2007 and
     beyond assuming that aluminum raw material prices stay at current levels
     and sales volumes remain constant, including any assumptions used.
   - Your expected losses on contracts with price ceilings in 2006, 2007 and
     beyond assuming that aluminum raw material prices stay at current levels
     and sales volumes increase to the maximum quantities allowed in the
     contracts, including any assumptions used.
   - The impact that contracts with price ceilings have on your ability to
     comply with your financial covenants under the various scenarios
     described above on a short-term and long-term basis.
   - The impact that contracts with price ceilings have on your financial
     liquidity on a short-term and long-term basis.
   - The impact that contracts with price ceilings have on your net income on a
     quarterly and annual basis.

   Please refer to Item 303 of Regulation S-K.

   In order to address these disclosures in an expedient manner, please consider
   filing a Form 8-K. In future filings please also address this issue in your
   Forms 10-K and 10-Q.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Rufus Decker, the undersigned, at (202) 551-3769.

Sincerely,

Rufus Decker
Branch Chief